UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2023
Commission file number 1-12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building,
69 Pitts Bay Road,
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2023

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S. Dollars, except share and per share amounts)	2023	2022	2023	2022
	$	$	$	$
Revenues (note 2)	395,400	280,786	814,101	493,506
Voyage expenses	(118,082)	(126,980)	(242,269)	(228,602)
Vessel operating expenses	(60,092)	(80,268)	(121,014)	(152,209)
Time-charter hire expenses (note 7)	(18,691)	(6,553)	(31,636)	(12,103)
Depreciation and amortization	(24,384)	(25,243)	(48,359)	(50,323)
General and administrative expenses	(16,426)	(14,143)	(31,642)	(30,226)
Gain on sale of assets (note 12)	—	1,153	—	732
Restructuring charges (note 13)	(58)	(1,960)	(1,677)	(6,557)
Income from vessel operations	157,667	26,792	337,504	14,218
Interest expense	(5,956)	(9,413)	(17,333)	(19,415)
Interest income	4,766	723	10,354	1,020
Realized and unrealized gains on derivative instruments (note 8)	547	571	449	2,538
Equity income (loss)	1,120	(931)	2,250	(1,685)
Loss on bond repurchases (note 6)	—	(198)	—	(12,608)
Other - net	(645)	(51)	(3,211)	(334)
Income (loss) from continuing operations before income taxes	157,499	17,493	330,013	(16,266)
Income tax (expense) recovery (note 14)	(9,091)	585	(11,692)	1,221
Income (loss) from continuing operations	148,408	18,078	318,321	(15,045)
Loss from discontinued operations (note 18)	—	—	—	(20,276)
Net income (loss)	148,408	18,078	318,321	(35,321)
Net (income) loss attributable to non-controlling interests	(108,070)	(12,796)	(229,220)	41,491
Net income attributable to the shareholders of Teekay Corporation	40,338	5,282	89,101	6,170
Amounts attributable to the shareholders of Teekay Corporation
Income (loss) from continuing operations	148,408	18,078	318,321	(15,045)
Net income attributable to non-controlling interests, continuing operations	(108,070)	(12,796)	(229,220)	(20,437)
Net income (loss) attributable to the shareholders of Teekay Corporation, continuing operations	40,338	5,282	89,101	(35,482)
Loss from discontinued operations (note 18)	—	—	—	(20,276)
Net loss attributable to non-controlling interests, discontinued operations	—	—	—	61,928
Net income attributable to the shareholders of Teekay Corporation, discontinued operations	—	—	—	41,652
Net income attributable to the shareholders of Teekay Corporation	40,338	5,282	89,101	6,170

Per common share attributable to the shareholders of Teekay Corporation (note 15)
• Basic income (loss) from continuing operations attributable to shareholders of Teekay Corporation	0.43	0.05	0.92	(0.35)
• Basic income from discontinued operations attributable to shareholders of Teekay Corporation	—	—	—	0.41
• Basic income	0.43	0.05	0.92	0.06
• Diluted income (loss) from continuing operations attributable to shareholders of Teekay Corporation	0.41	0.05	0.89	(0.35)
• Diluted income from discontinued operations attributable to shareholders of Teekay Corporation	—	—	—	0.41
• Diluted income	0.41	0.05	0.89	0.06
Weighted average number of common shares outstanding (note 15)
• Basic	94,396,675	102,498,138	96,447,748	102,423,057
• Diluted	96,754,345	104,651,667	98,605,221	102,423,057

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Net income (loss)	148,408	18,078	318,321	(35,321)
Other comprehensive income:
Other comprehensive income before reclassifications
Pension adjustments, net of taxes	—	48	20	104
Amounts reclassified from accumulated other comprehensive income
Realized loss on pension adjustments	1,952	—	1,952	—
Realized loss on qualifying cash flow hedging instruments - discontinued operations	—	—	—	686

Other comprehensive income	1,952	48	1,972	790
Comprehensive income (loss)	150,360	18,126	320,293	(34,531)
Comprehensive (income) loss attributable to non-controlling interests	(108,070)	(12,796)	(229,220)	41,083
Comprehensive income attributable to shareholders of Teekay Corporation	42,290	5,330	91,073	6,552

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share amounts)

	As at June 30, 2023	As at December 31, 2022
	$	$
ASSETS
Current
Cash and cash equivalents (notes 9 and 16)	314,892	309,857
Short-term investments (note 9)	136,312	210,000
Restricted cash – current (notes 9 and 16)	703	3,714
Accounts receivable	151,668	140,837
Accrued revenue	77,444	82,923
Bunker and lube oil inventory	56,803	60,832
Prepaid expenses	15,921	15,442
Total current assets	753,743	823,605
Restricted cash – non-current (notes 9 and 16)	—	3,135
Vessels and equipment
At cost, less accumulated depreciation of $389,700 (2022 – $171,800)	897,512	429,987
Vessels related to finance leases, at cost, less accumulated amortization of $118,000 (2022 – $290,000) (note 7)	313,105	823,381
Operating lease right-of-use assets (note 7)	90,831	42,894
Total vessels and equipment	1,301,448	1,296,262
Investment in and loan to equity-accounted investment	16,549	16,198
Goodwill, intangibles and other non-current assets	26,427	25,646
	2,098,167	2,164,846
LIABILITIES AND EQUITY
Current
Accounts payable	40,621	47,371
Accrued liabilities and other (note 4)	75,590	86,971
Current portion of long-term debt (notes 6 and 9)	—	21,184
Current obligations related to finance leases (notes 7 and 9)	28,457	60,161
Current portion of operating lease liabilities (note 7)	37,390	16,585
Total current liabilities	182,058	232,272
Long-term obligations related to finance leases (notes 7 and 9)	179,549	472,599
Long-term operating lease liabilities (note 7)	53,557	26,858
Other long-term liabilities (note 4)	66,881	63,511
Total liabilities	482,045	795,240
Commitments and contingencies (notes 5, 6, 7, 8, 9 and 17)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 91,374,909 shares outstanding and 91,534,938 shares issued (2022 – 98,318,395 shares outstanding and 102,077,387 shares issued)) (note 10)	953,136	1,022,040
Accumulated deficit	(278,390)	(396,605)
Non-controlling interest	941,376	746,143
Accumulated other comprehensive loss	—	(1,972)
Total equity	1,616,122	1,369,606
Total liabilities and equity	2,098,167	2,164,846

Subsequent events (note 19)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2023	2022
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	318,321	(35,321)
Less: loss from discontinued operations	—	20,276
Income (loss) from continuing operations	318,321	(15,045)
Non-cash and non-operating items:
Depreciation and amortization	48,359	50,323
Loss on bond repurchases (note 6)	—	12,608
Other	26,396	5,283
Change in operating assets and liabilities:
Change in other operating assets and liabilities	(31,118)	(89,335)
Expenditures for dry docking	(2,233)	(3,788)
Net operating cash flow - continuing operations	359,725	(39,954)
Net operating cash flow - discontinued operations	—	26,866
Net operating cash flow	359,725	(13,088)
FINANCING ACTIVITIES
Proceeds from long-term debt	1,000	—
Prepayments of long-term debt	(1,000)	(569,155)
Scheduled repayments of long-term debt (note 6)	(21,184)	(54,106)
Proceeds from short-term debt	50,000	74,000
Prepayments of short-term debt	(50,000)	(84,000)
Proceeds from financings related to sale and leaseback of vessels, net of issuance costs (note 7)	—	288,119
Prepayment of obligations related to finance leases (note 7)	(307,019)	—
Scheduled repayments of obligations related to finance leases	(21,665)	(20,346)
Issuance costs related to long-term debt	(4,536)	—
Purchase of Teekay Tankers common shares (note 11)	(4,765)	(5,269)
Distributions from subsidiaries to non-controlling interests	(30,401)	—
Repurchase of Teekay Corporation common shares (note 10)	(43,183)	—
Other financing activities	(971)	(1,317)
Net financing cash flow - continuing operations	(433,724)	(372,074)
Net financing cash flow - discontinued operations	—	—
Net financing cash flow	(433,724)	(372,074)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(2,700)	(7,414)
Decrease (increase) in short-term investments	73,688	(220,000)
Proceeds from sale of vessels and equipment (note 12)	—	44,520
Proceeds from the sale of the Teekay Gas Business, net of cash sold ($178.0 million) (note 18)	—	454,789
Repayments (advances to) from equity-accounted joint ventures	1,900	(3,000)
Net investing cash flow - continuing operations	72,888	268,895
Net investing cash flow - discontinued operations	—	—
Net investing cash flow	72,888	268,895
Decrease in cash, cash equivalents and restricted cash	(1,111)	(116,267)
Cash, cash equivalents and restricted cash, beginning of the period	316,706	265,520
Cash, cash equivalents and restricted cash, end of the period	315,595	149,253

Supplemental cash flow information (note 16)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2022	98,318	1,022,040	(396,605)	(1,972)	746,143	1,369,606
Net income	—	—	48,763	—	121,150	169,913
Other comprehensive income	—	—	—	20	—	20
Repurchase of common shares	(2,719)	(25,852)	11,007	—	—	(14,845)
Employee stock compensation	428	1,652	—	—	—	1,652
Changes to non-controlling interest from equity contributions and other	—	—	48	—	853	901
Balance as at March 31, 2023	96,027	997,840	(336,787)	(1,952)	868,146	1,527,247
Net income	—	—	40,338	—	108,070	148,408
Other comprehensive income	—	—	—	1,952	—	1,952
Dividends declared	—	—	—	—	(30,401)	(30,401)
Repurchase of common shares	(4,952)	(46,974)	18,636	—	—	(28,338)
Employee stock compensation	300	2,270	—	—	—	2,270
Changes to non-controlling interest from equity contributions and other	—	—	(577)	—	(4,439)	(5,016)
Balance as at June 30, 2023	91,375	953,136	(278,390)	—	941,376	1,616,122

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2021	101,571	1,053,802	(513,242)	(25,510)	1,917,433	2,432,483
Net income (loss)	—	—	888	—	(54,287)	(53,399)
Other comprehensive income	—	—	—	334	408	742
Employee stock compensation	122	258	—	—	—	258
Impact of deconsolidation of the Teekay Gas Business (note 18)	—	—	—	22,241	(1,284,889)	(1,262,648)
Changes to non-controlling interest from equity contributions and other (note 11)	—	—	19,723	—	(24,558)	(4,835)
Balance as at March 31, 2022	101,693	1,054,060	(492,631)	(2,935)	554,107	1,112,601
Net income	—	—	5,282	—	12,796	18,078
Other comprehensive income	—	—	—	48	—	48
Employee stock compensation	179	520	—	—	—	520
Changes to non-controlling interest from equity contributions and other	—	—	(290)	—	406	116
Balance as at June 30, 2022	101,872	1,054,580	(487,639)	(2,887)	567,309	1,131,363
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities of which Teekay is the primary beneficiary (collectively, the Company). Teekay's controlled subsidiaries include Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Teekay and its subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent.

On October 4, 2021, Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)) and Stonepeak, together with affiliates, entered into an agreement and plan of merger pursuant to which Stonepeak would acquire Teekay LNG Partners. In connection with the merger, the Company agreed to sell its general partner interest in Teekay LNG Partners, all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contained the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures (collectively, the Teekay Gas Business). The transactions closed on January 13, 2022, which resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on that date. The presentation of certain information from prior periods in these unaudited consolidated financial statements reflects that the Teekay Gas Business was a discontinued operation during the year ended December 31, 2022 (see note 18 - Deconsolidation of Teekay Gas Business and Discontinued Operations for further information).
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on March 31, 2023.

The Company makes short-term investments which are comprised of short-term debt securities issued by the United States government and various time deposits with a range of maturity dates up to twelve months from the origination date. The short-term debt securities and time deposits with initial maturity dates of more than three months, but less than or equal to twelve months from the origination date are classified as short-term investments on the consolidated balance sheets. The Company classifies these investments as held-to-maturity investments, which are carried at amortized cost.

In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and six months ended June 30, 2023, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
2. Revenues
The Company’s primary source of revenue is chartering its vessels to its customers (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers). The Company utilizes three primary forms of contracts, consisting of voyage charter contracts, time charter contracts, and contracts for floating production storage and offloading (or FPSO) units. In October 2022, the Company divested its last remaining FPSO unit to a recycling yard. The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other. In addition, the Company generates revenue from the management and operation of vessels owned by third parties, primarily operational and maintenance marine services through its Australian operations. For a description of these contracts, see "Item 18 – Financial Statements: Note 2" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Revenue Table
The following tables contain the Company’s revenue, excluding revenue of the Teekay Gas Business (see note 18), for the three and six months ended June 30, 2023 and 2022, by contract type, and by segment:

	Three Months Ended June 30, 2023			Three Months Ended June 30, 2022
	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total

	$	$	$	$	$	$
Voyage charters	359,966	—	359,966	235,080	—	235,080
Time charters	7,995	—	7,995	5,102	—	5,102
FPSO contracts	—	—	—	—	14,267	14,267
Management fees and other	2,685	24,754	27,439	2,207	24,130	26,337
	370,646	24,754	395,400	242,389	38,397	280,786

	Six Months Ended June 30, 2023			Six Months Ended June 30, 2022
	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total

	$	$	$	$	$	$
Voyage charters	744,710	—	744,710	399,831	—	399,831
Time charters	15,005	—	15,005	11,377	—	11,377
FPSO contracts	—	—	—	—	27,105	27,105
Management fees and other	5,588	48,798	54,386	5,199	49,994	55,193
	765,303	48,798	814,101	416,407	77,099	493,506

The following table contains the Company's total revenue, excluding revenue of the Teekay Gas Business (see note 18), for the three and six months ended June 30, 2023 and 2022, by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	367,961	244,400	759,715	419,746
Variable lease payments – cost reimbursements (1)	—	10,049	—	18,567
	367,961	254,449	759,715	438,313
Non-lease revenue
Management fees and other income	27,439	26,337	54,386	55,193
	27,439	26,337	54,386	55,193
Total	395,400	280,786	814,101	493,506
(1)Reimbursement for vessel operating and decommissioning expenditures received from the Company's customers relating to costs incurred by the Company to operate the vessel for the customer.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Charters-out

As at June 30, 2023, two (December 31, 2022 - two) of the Company’s vessels operated under fixed-rate time-charter contracts, both of which are scheduled to expire in 2024. As at June 30, 2023, the minimum scheduled future revenues to be received by the Company under these time charters were approximately $16.0 million (remainder of 2023) and $10.9 million (2024) (December 31, 2022 - $30.9 million (2023) and $10.9 million (2024)). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after June 30, 2023, from unexercised option periods of contracts that existed on June 30, 2023, or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance. Actual amounts may vary given future events such as unplanned vessel maintenance.
Contract Liabilities

As at June 30, 2023, the Company had $6.2 million (December 31, 2022 - $1.7 million) of advanced payments recognized as contract liabilities that are expected to be recognized as voyage charter revenues or time-charter revenues in subsequent periods and which are included in accrued liabilities and other on the Company's unaudited consolidated balance sheets.

3. Segment Reporting
The Company allocates capital and assesses performance from the separate perspectives of its publicly-traded subsidiary, Teekay Tankers, and from Teekay Parent, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on Teekay Tankers and Teekay Parent, and its segments are presented accordingly on this basis. The Company has two primary lines of business: (1) conventional tankers and (2) marine services. The Company manages these businesses for the benefit of all stakeholders. Starting in 2023, Teekay Parent elected to combine its Offshore Production segment with the Marine Services and Other segment, and presented the comparative figures accordingly.

The following table includes the Company’s revenues by segment, excluding such amounts of the Teekay Gas Business (see note 18), for the three and six months ended June 30, 2023 and 2022:

	Revenues		Revenues
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Teekay Tankers - Conventional Tankers	370,646	242,389	765,303	416,407
Teekay Parent - Marine Services and Other	24,754	38,397	48,798	77,099
	395,400	280,786	814,101	493,506

The following table includes the Company’s income (loss) from vessel operations by segment, excluding such amounts of the Teekay Gas Business (see note 18), for the three and six months ended June 30, 2023 and 2022:

	Income (Loss) from Vessel Operations(1)		Income (Loss) from Vessel Operations(1)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Teekay Tankers - Conventional Tankers	159,571	34,078	341,422	26,302
Teekay Parent - Marine Services and Other	(1,904)	(7,286)	(3,918)	(12,084)
	157,667	26,792	337,504	14,218

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
A reconciliation of total segment assets to consolidated total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	June 30, 2023	December 31, 2022
	$	$
Teekay Tankers – Conventional Tankers	1,600,967	1,603,142
Teekay Parent – Marine Services and Other	46,065	44,333
Cash and cash equivalents	314,892	309,857
Short-term investments	136,312	210,000
Eliminations	(69)	(2,486)
Consolidated total assets	2,098,167	2,164,846

4. Accrued Liabilities and Other and Other Long-Term Liabilities
Accrued Liabilities and Other

	June 30, 2023	December 31, 2022
	$	$
Accrued liabilities	59,564	78,301
Deferred revenues – current	6,192	1,650
Office lease liability – current	2,373	2,232
Asset retirement obligation – current	7,461	4,788
	75,590	86,971
Other Long-Term Liabilities

	June 30, 2023	December 31, 2022
	$	$
Freight tax provisions (note 14)	50,155	42,477
Asset retirement obligation	—	2,923
Pension liabilities	6,468	6,194
Office lease liability – long-term	9,514	10,537
Other	744	1,380
	66,881	63,511

Asset Retirement Obligations

In April 2021, the charterer of the Petrojarl Foinaven FPSO unit announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The FPSO unit was redelivered to Teekay Parent on August 30, 2022. Upon redelivery, the Company received a lump sum payment from the charterer, which the Company expects will cover the cost of recycling the FPSO unit. On October 21, 2022, the Company delivered the FPSO unit to an EU-approved shipyard for green recycling which is expected to be completed in mid-2024. As at June 30, 2023, the Petrojarl Foinaven FPSO unit's estimated asset retirement obligation (or ARO) relating to recycling costs was $7.5 million.
5. Short-Term Debt

As at June 30, 2023, Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of Teekay Tankers, had a working capital loan facility (or the Working Capital Loan), which provides for aggregate borrowings up to $80.0 million. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed on a weekly basis. The next maturity date of the Working Capital Loan is in November 2023. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to revenue sharing agreements (or RSAs). Interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a credit adjustment spread of 0.08% and a margin of 2.85% (December 31, 2022 - 2.85%).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires Teekay Tankers to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at June 30, 2023, $nil (December 31, 2022 – $nil) was owing under this facility, the aggregate available borrowings were $80.0 million (December 31, 2022 - $80.0 million) and the interest rate on the facility was 8.0% (December 31, 2022 – 7.2%). As at June 30, 2023, Teekay Tankers was in compliance with all covenants in respect of this facility.
6. Long-Term Debt

	June 30, 2023	December 31, 2022
	$	$
Convertible Senior Notes (5%)	—	21,184
Total principal	—	21,184
Less: unamortized discount and debt issuance costs	—	—
Total debt	—	21,184
Less: current portion	—	(21,184)
Long-term portion	—	—

In May 2023, Teekay Tankers entered into a secured revolving credit facility agreement of up to $350.0 million (or the 2023 Revolver). As at June 30, 2023, the Company had two revolving credit facilities, consisting of the 2023 Revolver and another existing revolving credit facility (or the 2020 Revolver), which, as at such date, provided for aggregate borrowings of up to $349.9 million (December 31, 2022 - $82.5 million), of which $349.9 million (December 31, 2022 - $82.5 million) was undrawn. As noted below, the 2020 Revolver was cancelled effective July 2023. Availability under the 2023 Revolver will increase by an additional $65.8 million upon the expected completion of Teekay Tankers' repurchase of four vessels pursuant to repurchase options under related sale-leaseback arrangements as described in note 7. The repurchase and delivery of the four vessels is expected to be completed in September 2023, following which such vessels are expected to be refinanced and secured under the 2023 Revolver. The 2020 Revolver was scheduled to mature in December 2024, and the 2023 Revolver is scheduled to mature in May 2029. Interest payments for the 2020 Revolver were based on SOFR plus a credit adjustment spread ranging from 0.11% to 0.43% plus a margin of 2.4% (December 31, 2022 - LIBOR plus a margin of 2.4%) and the interest payments for the 2023 Revolver are based on the SOFR plus a margin of 2.0%. As of June 30, 2023, the total amount available under the 2020 Revolver and the 2023 Revolver were scheduled to decrease by $38.4 million (remainder of 2023), $103.3 million (2024), $50.7 million (2025), $49.3 million (2026), $43.4 million (2027) and $64.8 million (thereafter). As at June 30, 2023, the 2020 Revolver and the 2023 Revolver were collateralized by 28 of Teekay Tankers' vessels, together with other related security.
In May 2019, the Company issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). During the six months ended June 30, 2022, the Company redeemed the 2022 Notes in full at a redemption price equal to 102.313%, plus accrued and unpaid interest. The total consideration for the redemption was $249.0 million, resulting in a loss of $9.2 million, which is included in loss on bond repurchases on the Company's unaudited consolidated statements of income during the six months ended June 30, 2022.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 17, 2023 (or the Convertible Notes). During the six months ended June 30, 2022, the Company repurchased $90.7 million of the aggregate principal amount for total consideration of $92.5 million and recorded a loss on bond repurchase of $3.4 million. During the six months ended June 30, 2023, Teekay Parent repaid the remaining principal amount of the Convertible Notes of $21.2 million. The estimated fair value (Level 2) of the Convertible Notes was $nil as of June 30, 2023 (December 31, 2022 - $21.2 million).

The weighted-average interest rate on the Company’s aggregate long-term debt, until the redemption of the Convertible Notes on January 17, 2023, was 5%. Thereafter, the Company had no long-term debt outstanding (December 31, 2022 – 5%). This interest rate excludes the effect of the Company’s interest rate swap agreement (see note 8).

The 2020 Revolver required and the 2023 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facilities. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lenders may request that the Company either prepay a portion of the applicable loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at June 30, 2023, the hull coverage ratio was not applicable for the 2020 Revolver or the 2023 Revolver due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of Teekay Tankers' total consolidated debt and obligations related to finance leases. As at June 30, 2023, the Company was in compliance with all covenants in respect of the 2020 Revolver and the 2023 Revolver.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
In July 2023, Teekay Tankers provided notice of loan cancellation to the lenders of the 2020 Revolver. The 2020 Revolver was cancelled effective July 2023, at which time all 13 collateralized vessels and related security were released and discharged. Upon cancellation of the 2020 Revolver, the total amount available to Teekay Tankers from its long-term debt facilities was reduced by $65.7 million (see note 19).
7. Leases
Operating Leases

The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.

As at June 30, 2023, minimum commitments to be incurred by the Company under time-charter-in contracts were approximately $37.6 million (remainder of 2023), $56.9 million (2024), $31.5 million (2025), $18.8 million (2026), $11.2 million (2027) and $12.9 million (thereafter).
Obligations Related to Finance Leases

	June 30, 2023	December 31, 2022
	$	$

Obligations related to finance leases	209,875	536,480
Less: unamortized discount and debt issuance costs	(1,869)	(3,720)
Total obligations related to finance leases	208,006	532,760
Less: current portion	(28,457)	(60,161)
Long-term obligations related to finance leases	179,549	472,599
As at June 30, 2023, Teekay Tankers had sale-leaseback financing transactions with financial institutions relating to 12 of Teekay Tankers' vessels, excluding nine and six vessels which Teekay Tankers repurchased in March 2023 and May 2023 for a total cost of $164.3 million and $142.8 million, respectively, pursuant to repurchase options under the sale-leaseback arrangements. In July 2023, Teekay Tankers gave notice to exercise its options to acquire an additional two Suezmax vessels and two Aframax / LR2 vessels for a total cost of $57.2 million pursuant to repurchase options under related sale-leaseback arrangements. Teekay Tankers expects to complete the repurchase and delivery of these four vessels in September 2023 (see note 19). Upon redelivery of these four vessels, the vessels are expected to be refinanced and secured under the 2023 Revolver (see note 6).

Under the sale-leaseback arrangements, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from six to nine-year terms ending between 2028 and 2031. Teekay Tankers also has the option to repurchase each of the 12 vessels. As described above, repurchase option notices in respect of four vessels were provided in July 2023 and the remaining eight vessels can be repurchased starting in March 2024 until the end of their respective lease terms.

The bareboat charters related to all 12 of these vessels require that Teekay Tankers maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases.
All of the 12 bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at June 30, 2023, these ratios ranged from 219% to 312% (December 31, 2022 - ranged from 173% to 292%). For the 12 bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that Teekay Tankers make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.
The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by two or more agreed upon third parties. As at June 30, 2023, Teekay Tankers was in compliance with all covenants in respect of its obligations related to finance leases.

The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at June 30, 2023 was 8.3% (December 31, 2022 – 7.2%).

As at June 30, 2023, the total remaining commitments related to the financial liabilities of these vessels were approximately $273.8 million (December 31, 2022 - $695.2 million), including imputed interest of $63.9 million (December 31, 2022 - $158.7 million), repayable from 2023 through 2031, as indicated below:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Commitments (1)
At June 30, 2023
Year	$
Remainder of 2023	22,996
2024	44,118
2025	41,666
2026	39,278
2027	36,890
Thereafter	88,871

(1)Excludes the effect of the repurchase option notices that Teekay Tankers provided in July 2023 to acquire four vessels pursuant to repurchase options under related sale-leaseback arrangements, as described above.
8. Derivative Instruments and Hedging Activities
The Company uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at June 30, 2023, the Company was not committed to any foreign currency forward contracts.

Interest Rate Risk
The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt.
In March 2020, Teekay Tankers entered into an interest rate swap agreement which was scheduled to mature in December 2024. The Company did not designate for accounting purposes its interest rate swap agreement as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings. In June 2023, the Company terminated its interest rate swap agreement. As at June 30, 2023 the Company was not committed to any interest rate swaps agreements and received a $3.2 million cash payment, which was recognized as a realized gain on derivative instruments in the Company's unaudited consolidated statement of income. As at June 30, 2023, Teekay Tankers was not committed to any interest rate swap agreements.
Forward Freight Agreements

The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain on derivative instruments in the Company's unaudited consolidated statements of income (loss). As at June 30, 2023, the Company was not committed to any FFAs.

Tabular Disclosure

The following tables present the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Goodwill, Intangibles and Other Non-Current Assets
	$	$
As at June 30, 2023
Derivatives not designated as a cash flow hedge:
Interest rate swap agreement	—	—
	—	—

As at December 31, 2022
Derivatives not designated as a cash flow hedge:
Interest rate swap agreement	2,087	1,622
	2,087	1,622

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Realized and unrealized gains (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gains (losses) on derivatives in the unaudited consolidated statements of income (loss) as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Realized gains (losses) relating to:
Interest rate swap agreement	457	32	953	(35)
Interest rate swap agreement termination	3,215	—	3,215	—
Foreign currency forward contracts	—	(337)	—	(420)
Forward freight agreements	—	300	(10)	277
	3,672	(5)	4,158	(178)
Unrealized (losses) gains relating to:
Interest rate swap agreement	(3,125)	454	(3,709)	2,343
Foreign currency forward contracts	—	36	—	58
Forward freight agreements	—	86	—	315
	(3,125)	576	(3,709)	2,716
Total realized and unrealized gains on derivative instruments	547	571	449	2,538
The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparty to the interest rate swap agreement; however, the Company does not anticipate non-performance by the counterparty. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
9. Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 11" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

The following table includes the estimated fair value and carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		June 30, 2023		December 31, 2022
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 17)	Level 1	315,595	315,595	316,706	316,706
Short-term investments	Level 1	136,312	136,312	210,000	210,000
Derivative instruments (note 8)
Interest rate swap agreements - assets	Level 2	—	—	3,709	3,709
Other
Advances to equity-accounted joint venture – long-term	Level 2	4,880	(1)	6,780	(1)
Long-term debt, including current portion – other (note 6)	Level 2	—	—	(21,184)	(21,078)
Obligations related to finance leases, including current portion (note 7)	Level 2	(208,006)	(213,334)	(532,760)	(533,977)

(1)In these unaudited consolidated financial statements, the Company’s advances to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. As at June 30, 2023, the fair value of the individual components of such aggregate interests is not determinable.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The Company is exposed to credit loss in the event of non-performance by the financial institutions where its cash, cash equivalents and short-term investments are held. In order to minimize credit risk, the Company only places deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with, as applicable, different counterparties to reduce concentration risk.
10. Capital Stock
The authorized capital stock of Teekay as at June 30, 2023 and December 31, 2022 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at June 30, 2023 and December 31, 2022, Teekay had no shares of preferred stock that were issued and outstanding.

During the three months ended June 30, 2023, the Company granted 506,579 stock options with an exercise price of $5.81 per share, 329,735 restricted stock units with a fair value of $1.9 million, and 47,330 restricted stock awards with a fair value of $0.3 million to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date, with the exception of options granted to directors, which vest on their respective grant dates. Each restricted stock unit and restricted stock award is equal in value to one share of the Company’s common stock. The restricted stock units vest equally over three years from the grant date, and the restricted stock awards are vested immediately on the grant date. Upon vesting, the value of the restricted stock units and restricted stock awards are paid to each grantee in the form of common shares.

The weighted-average grant-date fair value of stock options granted during June 2023 was $2.55 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 41.3%; expected life of 5.5 years; and risk-free interest rate of 3.8%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees and the expected volatility was based on historical volatility. In addition, the Company estimates a forfeiture rate for options and accordingly reduces the compensation expense reported. The Company used historical data among other factors to estimate the forfeiture rate.

In August 2022, Teekay announced that its Board of Directors had authorized the repurchase of up to $30 million of its common shares in the open market and other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized two additional share repurchase programs in March and June 2023 for the repurchase of up to an additional $30 million and $25 million, respectively, of Teekay common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the US Securities and Exchange Commission (or SEC).

During the six months ended June 30, 2023, Teekay repurchased approximately 7.7 million common shares for $43.2 million, or an average of $5.61 per share, pursuant to such authorization, which resulted in the Company recording a reduction of book value of capital stock of $72.8 million and a reduction to accumulated deficit of $29.6 million. As at June 30, 2023, the total remaining share repurchase authorization was $26.7 million.

During the year ended December 31, 2022, Teekay repurchased approximately 3.8 million of its common shares for $15.4 million, or an average of $4.07 per share, pursuant to such authorization, which resulted in the Company recording a reduction in capital stock of $35.8 million and a reduction to accumulated deficit of $20.4 million.

In December 2020, Teekay filed a continuous offering program (or COP) under which Teekay may issue common shares at market prices up to a maximum aggregate amount of $65.0 million. As of June 30, 2023, no shares of common stock have been issued under this COP.

11. Equity Transactions Related to Teekay Tankers

In the three months ended June 30, 2023, Teekay Parent purchased 132,479 of Teekay Tankers Class A common shares through open market purchases for $4.8 million at an average price of $35.95 per share.

In the three months ended March 31, 2022, Teekay Parent purchased 0.5 million of Teekay Tankers Class A common shares through open market purchases for $5.3 million at an average price of $10.82 per share. In the three months ended September 30, 2022, Teekay Parent sold 0.9 million of its investment in Teekay Tankers Class A common shares (consisting of the 0.5 million shares purchased in the three months ended March 31, 2022, and 0.4 million shares purchased during December 2021) through open market sales for $22.8 million at an average price of $25.20 per share. The total cost of the 0.9 million shares purchased in the open market was $10.0 million or $11.03 per share.

As a result of the share transactions related to Teekay Tankers during the six months ended June 30, 2023 and 2022, the Company recorded decreases of $0.5 million and $6.5 million to accumulated deficit, respectively. These amounts represent Teekay's net dilution loss and gain from the Teekay Tankers share transactions.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
12. Gain on Sale of Assets
During the three months ended June 30, 2022, Teekay Tankers completed the sale of two Aframax / LR2 tankers and during the six months ended June 30, 2022, completed the sale of one Suezmax tanker, with an aggregate gain on sales of $1.2 million. During the six months ended June 30, 2022, the previous write-down of $0.6 million for one of these vessels was reversed to reflect its agreed sales price.
During the six months ended June 30, 2022, Teekay Tankers recorded a write-down of $1.1 million on two of its operating lease right-of-use assets, which were written-down to their estimated fair values, based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
13. Restructuring Charges
During the three and six months ended June 30, 2023, the Company recorded restructuring charges of $0.1 million and $1.7 million, which were primarily related to organizational changes made to its commercial and technical operations teams. During the three and six months ended June 30, 2022, the Company recorded restructuring charges of $2.0 million and $6.6 million, respectively, primarily related to organizational changes following the sale of the Teekay Gas Business (of which $2.4 million of the costs were recovered from Seapeak and recorded in revenues on the consolidated statements of income) as well as costs associated with the termination of the charter contract for the Sevan Hummingbird FPSO unit.

As at June 30, 2023 and December 31, 2022, $0.7 million and $3.0 million, respectively, of restructuring liabilities were recorded in accrued liabilities and other on the unaudited consolidated balance sheets.
14. Income Tax (Expense) Recovery
The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Current	(9,808)	610	(12,342)	1,672
Deferred	717	(25)	650	(451)
Income tax (expense) recovery	(9,091)	585	(11,692)	1,221

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued and other liabilities on the Company's unaudited consolidated balance sheets:

	Six Months Ended June 30,
	2023	2022
	$	$
Balance as at January 1	42,477	46,956
Increases for positions related to the current year	6,608	1,931
Increases for positions related to prior years	5,358	2,281
Decreases for positions taken in prior years	(400)	—
Decrease related to statute of limitations	(2,160)	(6,016)
Foreign exchange gain	(1,728)	(2,323)
Balance as at June 30	50,155	42,829
Included in the Company's current income tax (expense) recovery are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each period depending on the trading patterns of the Company's vessels.
The Company does not presently anticipate that its provisions for uncertain tax positions relating to freight taxes will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at the time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
15. Net Income (Loss) Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Net income (loss) attributable to the shareholders of Teekay Corporation:
- Continuing operations - basic	40,338	5,282	89,101	(35,482)
- Discontinued operations - basic	—	—	—	41,652
	40,338	5,282	89,101	6,170
Increase in net earnings for interest expense recognized during the period relating to Convertible Notes	—	376	—	—
Reduction in net earnings due to dilutive impact of stock-based awards in Teekay Tankers	(504)	(66)	(1,126)	—
Net income attributable to the shareholders of Teekay Corporation - diluted	39,834	5,592	87,975	6,170

Weighted average number of common shares (1)	94,396,675	102,498,138	96,447,748	102,423,057
Dilutive effect of Convertible Notes	—	1,918,889	—	—
Dilutive effect of stock-based awards	2,357,670	234,640	2,157,473	—
Common stock and common stock equivalents	96,754,345	104,651,667	98,605,221	102,423,057

Net income (loss) per common share
- Continuing operations - basic	0.43	0.05	0.92	(0.35)
- Discontinued operations - basic	—	—	—	0.41
- Basic	0.43	0.05	0.92	0.06

- Continuing operations - diluted	0.41	0.05	0.89	(0.35)
- Discontinued operations - diluted	—	—	—	0.41
- Diluted	0.41	0.05	0.89	0.06
(1) Includes 1,033,971 shares of common stock related to non-forfeitable stock-based awards.

Stock-based awards that have an anti-dilutive effect on the calculation of diluted income (loss) per common share from continuing operations are excluded from diluted income (loss) per common share, including diluted income (loss) per common share from continuing operations and discontinued operations. For the three and six months ended June 30, 2023, 1.8 million and 2.1 million shares, respectively, of common stock from stock-based awards (three and six months ended June 30, 2022 - 8.5 million and 9.6 million shares, respectively) were excluded from the computation of diluted earnings per common share for these periods, as including them would have had an anti-dilutive impact.
16. Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	June 30, 2023	December 31, 2022	June 30, 2022	December 31, 2021
	$	$	$	$
Cash and cash equivalents	314,892	309,857	143,615	108,977
Restricted cash – current (1)	703	3,714	2,503	2,227
Restricted cash – non-current (2)	—	3,135	3,135	3,135
Current assets - discontinued operations - cash	—	—	—	101,190
Current assets - discontinued operations - restricted cash	—	—	—	11,888
Non-current assets - discontinued operations - restricted cash	—	—	—	38,103
	315,595	316,706	149,253	265,520

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
(1)    The Company maintains restricted cash deposits relating to certain FFAs (see note 8).
(2)    The Company maintained restricted cash deposits relating to obligations related to finance leases for certain vessels which were repurchased by the Company in May 2023 as described in note 7.

Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	Six Months Ended June 30,
	2023 $	2022 $
Leased assets obtained in exchange for new operating lease liabilities	63,486	—

17. Commitments and Contingencies
a)Liquidity

Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had consolidated net income from continuing operations of $318.3 million and consolidated cash flows from operating activities related to continuing operations of $359.7 million during the six months ended June 30, 2023, and had a consolidated working capital surplus of $571.7 million as at June 30, 2023. This working capital surplus included $136.3 million of short-term investments.
Based on the Company’s liquidity at the date these consolidated financial statements were issued and the cash flows the Company expects to generate from operations over the following year, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.
b)Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

c)Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

18. Deconsolidation of Teekay Gas Business and Discontinued Operations

On October 4, 2021, the Company entered into agreements to sell its general partner interest in Teekay LNG Partners (now known as Seapeak), all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contained the shore-based management operations of the Teekay Gas Business. These transactions closed on January 13, 2022, and resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on January 13, 2022. Upon closing of the transactions, the Company received gross proceeds of $641 million, at which date the Teekay Gas Business had a cash, cash equivalents and restricted cash balance of $178.0 million.

Upon closing, the Company recognized both the net cash proceeds it received from Stonepeak and derecognized the carrying value of both the Teekay Gas Business' net assets and the non-controlling interest in the Teekay Gas Business, with the difference between the amounts recognized and derecognized being the loss on deconsolidation of $58.7 million, which is included in loss from discontinued operations in the consolidated statements of income (loss) for the six months ended June 30, 2022.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Immediately prior to the sale of the Teekay Gas Business, the Company had unrecognized gains of $84.8 million on the sales of vessels in prior years from its wholly-owned subsidiaries to its non-wholly-owned subsidiary, Teekay LNG Partners (or Deferred Dropdown Gains). On sale of the Teekay Gas Business, the Deferred Dropdown Gains that were previously unrecognized due to their being eliminated upon consolidation of Teekay LNG Partners, were recognized by the Company through a transfer of income from non-controlling interests in Teekay LNG Partners to the Company. This transfer increased the carrying value of the Company’s interest in Teekay LNG Partners at the sale date and thus, increased the loss on deconsolidation of the Teekay Gas Business by $84.8 million (included in net (loss) income attributable to non-controlling interests, discontinued operations on the consolidated statements of income (loss)). As a result, net income attributable to shareholders of the Company on sale of the Teekay Gas Business was a net gain of $26.2 million, consisting of the recognition of the $84.8 million of Deferred Dropdown Gains (included in net (loss) income attributable to non-controlling interests, discontinued operations on the consolidated statements of income (loss)) less the loss on deconsolidation of $58.7 million.

All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of income (loss) in these unaudited consolidated financial statements have been aggregated and separately presented as a single component of net income (loss) entitled "Income (loss) from discontinued operations". Revenues and expenses of the Teekay Gas Business were determined as follows:

•Revenues and expenses of the Teekay Gas Business consist of all direct revenue and expenses that are clearly identifiable as solely for the benefit of the Teekay Gas Business and will not be recognized on an ongoing basis by the Company following completion of the sale of the Teekay Gas Business. As such, costs previously incurred by the Company for the benefit of both the Teekay Gas Business and the continuing operations of the Company (or Shared Costs) remain in the Company’s continuing operations, including the Teekay Gas Business’s proportionate share of such costs. The Company’s Shared Costs primarily relate to costs incurred to provide certain corporate services and ship management services for the benefit of both the Teekay Gas Business and the continuing operations of the Company. In preparation for the sale of the Teekay Gas Business, the Company completed an internal reorganization of the shore-based management operations for Seapeak and certain of Seapeak's joint ventures. Certain of the Company's subsidiaries were then transferred to Seapeak as part of the sale of the Teekay Gas Business. A substantial majority of the Company’s Shared Costs are reflected in general and administrative expenses. As a result of the Company’s historical practice of using a shared service operation for its different businesses and the allocation method explained above for such costs, general and administrative expenses presented within continuing operations and general and administrative expenses presented within discontinued operations will not represent what these costs would have been had the Company operated the Teekay Gas Business on a standalone basis and will not represent an existing cost run-rate, as adjusted for the completion of this transaction.

•Interest expense of the Teekay Gas Business consists of interest expense and amortization of discounts, premiums, and debt issuance costs related to long-term debt and obligations related to finance leases of Teekay LNG Partners that were assumed by the acquiror thereof.

The following table contains the major components of income (loss) from discontinued operations of the Teekay Gas Business for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023 $	2022 $	2023 $	2022 (1) $
Revenues	—	—	—	25,083
Voyage expenses	—	—	—	(853)
Vessel operating expenses	—	—	—	(5,937)
Time-charter hire expenses	—	—	—	(845)
General and administrative expenses	—	—	—	(781)
Income from vessel operations	—	—	—	16,667
Interest expense	—	—	—	(4,287)
Interest income	—	—	—	188
Realized and unrealized gains on derivative instruments	—	—	—	3,675
Equity income	—	—	—	17,881
Foreign exchange gain	—	—	—	4,286
Other income	—	—	—	9
Loss on deconsolidation of the Teekay Gas Business (2)	—	—	—	(58,684)
Loss from discontinued operations before income taxes	—	—	—	(20,265)
Income tax expense	—	—	—	(11)
Loss from discontinued operations	—	—	—	(20,276)
(1)On January 13, 2022, the Company deconsolidated the Teekay Gas Business. Figures represent the Teekay Gas Business's results for the period from January 1, 2022 to January 13, 2022.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
(2)Net income attributable to shareholders of the Company on sale of the Teekay Gas Business was a net gain of $26.2 million, consisting of the recognition of the $84.8 million of Deferred Dropdown Gains (included in net income (loss) attributable to non-controlling interests, discontinued operations) less the loss on deconsolidation of $58.7 million.
19. Subsequent Events
a.In July 2023, Teekay Tankers gave notice to exercise its options to acquire two Suezmax vessels and 2 Aframax / LR2 vessels for a total cost of $57.2 million, pursuant to repurchase options under related sale-leaseback arrangements. Teekay Tankers expects to complete the repurchase and delivery of these four vessels in September 2023 (see note 7). Upon redelivery of these four vessels, the vessels are expected to be refinanced and secured under the 2023 Revolver (see note 6).
b.In July 2023, Teekay Tankers provided notice of loan cancellation to the lenders of the 2020 Revolver. The 2020 Revolver, which had a maturity date of December 2024, was cancelled effective July 2023, at which time all 13 collateralized vessels and related security were released and discharged. Upon cancellation of the 2020 Revolver, the total amount available to Teekay Tankers from its long-term debt facilities was reduced by $65.7 million (see note 6).

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim consolidated financial statements (or unaudited consolidated financial statements) and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, including an explanation of our organizational structure, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.
Overview

Teekay Corporation (or Teekay) is a leading provider of international crude oil marine transportation and other marine services. Teekay currently provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), one of the world’s largest owners and operators of mid-sized crude oil tankers. As at June 30, 2023, we owned 5,168,785 Class A common shares and 4,625,997 Class B common shares in Teekay Tankers, representing a 28.8% economic interest and a majority of its voting power.

Teekay Parent has been operating in Australia for over 25 years, providing various marine services to the Commonwealth of Australia and other Australian companies; Teekay Parent is one of the largest employers of Australian seafarers. Our marine services business in Australia provides operations, supply, maintenance and engineering support, and crewing and training services, primarily under long-term contracts with the Commonwealth of Australia for ten Australian government-owned vessels. In addition, we provide crewing services for a third-party-owned FPSO unit in Western Australia. Teekay has developed extensive industry experience and industry-leading capabilities over its 50-year history and has significant financial strength and flexibility following the sale of the Teekay Gas Business in January 2022. We believe our strong balance sheet positions us well to pursue future investments both in the broader shipping space as well as other markets as the world pushes for greater energy diversification and a lower environmental footprint, where we can leverage our operating franchise and the proven capabilities of the Teekay platform to create long-term shareholder value.

As at June 30, 2023, we had no direct investment in any vessels or floating production storage and offloading (or FPSO) units, the last of which was delivered to a recycling yard in October 2022.

On October 4, 2021, Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)), Teekay LNG Partners' general partner, Teekay GP L.L.C. (or Teekay GP), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P., and a wholly-owned subsidiary of Acquiror (or Merger Sub) entered into an agreement and plan of merger (or the Merger Agreement) by which Stonepeak would acquire Teekay LNG Partners. On January 13, 2022, Teekay announced the closing of the merger (or the Merger) pursuant to the Merger Agreement and related transactions. As part of the Merger and other transactions, Teekay sold all of its ownership interest in Teekay LNG Partners, including approximately 36.0 million Teekay LNG Partners common units, and Teekay GP (equivalent to approximately 1.6 million Teekay LNG Partners common units), for $17.00 per common unit or common unit equivalent in cash. As consideration, Teekay received total gross cash proceeds of approximately $641 million.

Furthermore, on January 13, 2022, Teekay transferred certain management services companies to Teekay LNG Partners that provided, through existing services agreements, comprehensive managerial, operational and administrative services to Teekay LNG Partners, its subsidiaries and certain of its joint ventures. Due to negative working capital in these subsidiaries on the date of purchase, Teekay paid Teekay LNG Partners $4.9 million to assume ownership of them. Concurrently with the closing of the transaction, Teekay and Teekay LNG Partners entered into a transition services agreement whereby each party agreed to provides certain services, consisting primarily of corporate services that were previously shared by the entire Teekay organization, to the other party for a mutually agreed reasonable period following closing to allow for the orderly separation of these functions into two standalone operations. Teekay's former general partner interest in Teekay LNG Partners, all of its former common units in Teekay LNG Partners, and certain subsidiaries which collectively contained the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures are referred to herein as the "Teekay Gas Business".

Following completion of these transactions, Teekay Parent's remaining assets primarily consist of our controlling interest in publicly-listed Teekay Tankers, our marine services business in Australia and a net cash and short-term investments position of approximately $272 million as at June 30, 2023. Teekay and its current subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent.

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022.

Conflict in Ukraine

In connection with Russia’s invasion of Ukraine, the U.S., several European nations, and other countries have imposed numerous sanctions against Russia that are significant in scope. In addition, the U.S., Canada, Australia, the European Union, the United Kingdom and several other countries have announced prohibitions on the importation of Russian oil and petroleum products, or intentions to cut back on their reliance on Russian oil. Carriage of Russian origin oil is now prohibited by many countries (including all of the Group of Seven countries) unless it is at or below a price cap. The same applies to Russian refined petroleum products since February 5, 2023. Furthermore, several of the world’s largest oil and gas companies, pension and wealth funds and other asset managers have announced divestments of Russian holdings and assets, including those related to the crude oil and petroleum products industries. Russia’s invasion of Ukraine, and related sanctions and other actions described above, have disrupted and led to a significant redrawing of global oil trade routes, which has contributed to significant increases in mid-size tanker tonne-mile demand and spot and charter rates. These changes are expected to be durable, and we expect that mid-size tanker trade routes will continue to be stretched in 2023, which will help support spot tanker rates.

Novel Coronavirus (COVID-19) Pandemic

For the six months ended June 30, 2023, we did not experience any material business interruptions as a result of the COVID-19 pandemic. Please read "Item 3 - Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022 for information about potential risks of the COVID-19 pandemic on our business.

Presentation of Our Results of the Teekay Gas Business

On October 4, 2021, we entered into agreements to sell our general partner interest in Teekay LNG Partners (now known as Seapeak), all of our common units in Teekay LNG Partners, and certain subsidiaries which collectively contained the shore-based management operations of the Teekay Gas Business (see "Overview" above). These transactions closed on January 13, 2022. All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of income (loss) in these unaudited consolidated financial statements have been aggregated and presented separately from the continuing operations of Teekay. As such, the following sections consisting of "Operating Results – Teekay Tankers", "Operating Results – Teekay Parent" and "Other Consolidated Operating Results" exclude the results of the Teekay Gas Business.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS

The following table (a) presents revenues and income (loss) from vessel operations for Teekay Tankers and Teekay Parent, and (b) reconciles these amounts to our unaudited consolidated financial statements. Revenue and income from the Teekay Gas Business are not included in the following table and have been presented separately in “Operating Results – Teekay Gas Business”. Please read "Item 1 – Financial Statements: Note 3 – Segment Reporting" for information about our lines of business and segments.

	Revenues				Income (Loss) from Vessel Operations
	Three Months ended		Six Months ended		Three Months ended		Six Months ended
(in thousands of U.S. Dollars)	June 30,		June 30,		June 30,		June 30,
	2023	2022	2023	2022	2023	2022	2023	2022
Teekay Tankers	370,646	242,389	765,303	416,407	159,571	34,078	341,422	26,302
Teekay Parent	24,754	38,397	48,798	77,099	(1,904)	(7,286)	(3,918)	(12,084)
Teekay Corporation Consolidated	395,400	280,786	814,101	493,506	157,667	26,792	337,504	14,218

Summary

Teekay's consolidated income from vessel operations was $337.5 million for the six months ended June 30, 2023, compared to consolidated income from vessel operations of $14.2 million for the same period of the prior year. The primary reasons for this improvement in our consolidated income from vessel operations are as follows:

•an increase of $288.8 million as a result of higher overall average realized spot "time-charter equivalent" (or TCE) rates earned by Teekay Tankers' Suezmax tankers, Aframax tankers, and Long Range 2 (or LR2) tankers in the first half of 2023 compared to the same period in the prior year, as well as higher earnings from Teekay Tankers' full service lightering (or FSL) dedicated vessels;

•an increase of $18.9 million due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to Teekay Tankers at various times between the third quarter of 2022 and the first quarter of 2023; and

•an increase of $13.2 million due to certain vessels returning from time charter-out contracts at various times between the second quarter of 2022 and the first quarter of 2023 and earning higher average spot rates during the first half of 2023 compared to previous fixed rates.

Teekay Tankers

As at June 30, 2023, Teekay Tankers owned or leased 44 double-hulled oil and product tankers, and time-chartered-in seven Aframax / LR2 tankers and one Suezmax tanker. Teekay Tankers also owned a 50% interest in one Very Large Crude Carrier (or VLCC), the results of which are included in equity income (loss).

Recent Developments in Teekay Tankers

Vessel Repurchases

In March 2023, Teekay Tankers completed the repurchase of one Suezmax tanker and eight Aframax / LR2 tankers for a total cost of $164.3 million, pursuant to repurchase options under related sale-leaseback arrangements.

In May 2023, Teekay Tankers completed the repurchase of five Suezmax tankers and one Aframax / LR2 tanker for a total cost of $142.8 million, pursuant to repurchase options under related sale-leaseback arrangements.

In July 2023, Teekay Tankers gave notice to exercise options to acquire two Suezmax vessels and two Aframax / LR2 vessels for a total cost of $57.2 million, pursuant to repurchase options under related sale-leaseback arrangements. Teekay Tankers expects to complete the repurchase and delivery of these four vessels in September 2023. Upon redelivery of these four vessels, the vessels are expected to be refinanced and secured under the 2023 Revolver described below.

Time Chartered-in Vessels

In January 2023, an Aframax / LR2 tanker newbuilding related to a time charter-in contract that Teekay Tankers entered into in 2020 was delivered to Teekay Tankers. The time charter-in contract has a seven-year term at a rate of $18,700 per day, with three one-year extension option periods and a purchase option at the end of the second extension option period.

During the first quarter of 2023, two Aframax / LR2 tankers related to time charter-in contracts that were entered into in December 2022 and February 2023, respectively, were delivered to Teekay Tankers and commenced their in-charter terms of two to three years, respectively, at an average rate of $33,450 per day.

In May and July 2023, Teekay Tankers extended two charter-in contracts for 12 months each at an average rate of approximately $20,600 per day. An additional 12-month optional period was secured on one of the related vessels.

Time Chartered-out Vessels

In February 2023, a one-year time charter-out contract for an Aframax / LR2 tanker that was entered into in December 2022 commenced at a rate of $48,500 per day.

Debt Facility

In May 2023, Teekay Tankers entered into a new secured revolving credit facility agreement (or the 2023 Revolver) for up to $350.0 million to refinance 19 vessels, which vessels include (a) the nine and six vessels Teekay Tankers repurchased in March 2023 and May 2023, respectively, that were previously subject to sale-leaseback financing arrangements and (b) the four vessels that are currently under sale-leaseback financing arrangements for which Teekay Tankers gave repurchase option notices in July 2023 as described above. The 2023 Revolver has a six-year term and an interest rate based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%. The maximum amount of the facility is reduced by semi-annual reductions in revolver capacity, commencing six months after the first drawdown date.

In July 2023, Teekay Tankers provided notice of loan cancellation to the lenders of its existing revolving credit facility (or the 2020 Revolver). The 2020 Revolver, which had a maturity date of December 2024, was cancelled effective July 2023, at which time all 13 collateralized vessels and related security were released and discharged.

Operating Results – Teekay Tankers

In accordance with GAAP, Teekay Tankers reports gross revenues in its unaudited consolidated statements of income (loss) and includes voyage expenses among its operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, which represent net revenues (or income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale of assets, and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

The following table compares Teekay Tankers’ operating results, equity income (loss) and number of calendar-ship-days for its vessels for the three and six months ended June 30, 2023 and 2022:

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months ended		Six Months ended
	June 30,		June 30,
	2023	2022	2023	2022
Revenues	370,646	242,389	765,303	416,407
Voyage expenses	(118,082)	(126,980)	(242,269)	(228,602)
Net revenues	252,564	115,409	523,034	187,805
Vessel operating expenses	(37,800)	(39,255)	(75,982)	(78,256)
Time-charter hire expenses	(18,691)	(6,553)	(31,636)	(12,103)
Depreciation and amortization	(24,384)	(25,243)	(48,359)	(50,323)
General and administrative expenses	(12,118)	(11,020)	(24,387)	(21,140)
Gain on sale of assets	—	1,153	—	732
Restructuring charges	—	(413)	(1,248)	(413)
Income (loss) from vessel operations	159,571	34,078	341,422	26,302

Equity income (loss)	1,120	(931)	2,250	(1,685)

Calendar-Ship-Days (1)	4,720	4,420	9,180	8,949
(1)Calendar-ship-days presented relate to only owned and in-chartered consolidated vessels.

Net Revenues. Net revenues were $252.6 million and $523.0 million for the three and six months ended June 30, 2023, respectively, compared to $115.4 million and $187.8 million for the same periods in the prior year.

The increases for the three and six months ended June 30, 2023, compared to the same periods in the prior year were primarily the result of:

•increases of $108.6 million and $277.5 million for the three and six months ended June 30, 2023, respectively, due to higher overall average realized spot rates earned by Teekay Tankers' Suezmax tankers and Aframax / LR2 tankers compared to the same periods in the prior year;

•net increases of $19.4 million and $32.1 million for the three and six months ended June 30, 2023, respectively, due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to Teekay Tankers at various times between the third quarter of 2022 and the first quarter of 2023, partially offset by the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022;

•increases of $5.2 million and $11.3 million for the three and six months ended June 30, 2023, respectively, due to higher net results from Teekay Tankers' FSL dedicated vessels resulting from higher average FSL spot and spot voyage charter rates during the first half of 2023 compared to the same period in the prior year;

•increases of $3.6 million and $13.2 million for the three and six months ended June 30, 2023, respectively, primarily due to certain vessels returning from time charter-out contracts at various times between the second quarter of 2022 and the first quarter of 2023 and earning higher average spot rates during the first half of 2023 compared to previous fixed rates;

•increases of $0.5 million and $0.8 million for the three and six months ended June 30, 2023, respectively, due to higher ship-to-ship (or STS) support services revenues resulting from an increase in the average rate earned per operation in the first half of 2023 compared to the same periods in the prior year; and

•an increase of $0.8 million for the six months ended June 30, 2023 due to lower off-hire bunker expenses compared to the same period in the prior year.
Vessel Operating Expenses. Vessel operating expenses were $37.8 million and $76.0 million for the three and six months ended June 30, 2023, respectively, compared to $39.3 million and $78.3 million for the same periods in the prior year. The decreases were primarily due to reductions of $1.4 million and $3.7 million for the three and six months ended June 30, 2023, respectively, due to the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022, partially offset by an increase of $1.5 million in repair costs on certain tankers for the six months ended June 30, 2023.

Time-charter Hire Expenses. Time-charter hire expenses were $18.7 million and $31.6 million for the three and six months ended June 30, 2023, respectively, compared to $6.6 million and $12.1 million for the same periods in the prior year. The higher expenses were primarily due to increases of $12.8 million and $21.3 million for the three and six months ended June 30, 2023, respectively, due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to Teekay Tankers at various times between the third quarter of 2022 and the first quarter of 2023, partially offset by a decrease of $1.5 million for the six months ended June 30, 2023 due to fewer hire days for a chartered-in tanker during its dry docking.

Depreciation and Amortization. Depreciation and amortization was $24.4 million and $48.4 million for the three and six months ended June 30, 2023, respectively, compared to $25.2 million and $50.3 million for the same periods in the prior year. The decreases were primarily due to the sale of one Aframax tanker during the second half of 2022.

General and Administrative Expenses. General and administrative expenses were $12.1 million and $24.4 million for the three and six months ended June 30, 2023, respectively, compared to $11.0 million and $21.1 million for the same periods in the prior year. The increases were primarily due to higher expenditures related to compensation and benefits, as well as the timing of other general corporate expenditures.
Gain on Sale of Assets. The gain on sale of assets of $1.2 million and $0.7 million for the three and six months ended June 30, 2022 were related to:
•the sale of two Aframax tankers in April 2022, which resulted in an aggregate gain of $1.2 million during the three and six months ended June 30, 2022, as well as the reversal of the previous write-down of one of these tankers to reflect its agreed sales price which resulted in a gain of $0.6 million during the six months ended June 30, 2022;
partially offset by:
•the impairment recorded on two of Teekay Tankers' operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $1.1 million during the six months ended June 30, 2022.
Restructuring Charges. Restructuring charges of $1.2 million for the six months ended June 30, 2023 were related to organizational changes made to Teekay Tankers' commercial and technical operations teams. Restructuring charges of $0.4 million for the three and six months ended June 30, 2022 related to organizational changes made as a result of Teekay's divestments related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022.

Equity Income (Loss). Equity income was $1.1 million and $2.3 million for the three and six months ended June 30, 2023, respectively, compared to equity losses of $0.9 million and $1.7 million for the same periods in the prior year. The improvement for the three and six months ended June 30, 2023 was primarily due to higher spot rates realized by Teekay Tankers' 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement, as well as fewer off-hire days during the three and six months ended June 30, 2023 resulting from the dry dock of the VLCC during the prior year.

Tanker Market
Mid-size crude tanker spot rates remained very strong during the second quarter of 2023. Record-high Chinese and Indian crude oil imports, supplied by an increase in long-haul Russian crude oil exports and high levels of crude oil exports from the U.S. Gulf, were the main drivers of strong spot tanker rates. Mid-size spot tanker rates have remained very strong at the start of the third quarter of 2023, albeit at moderated levels in line with seasonal norms.

Indian and Chinese seaborne crude oil imports reached a record high of 15.6 million barrels per day (or mb/d) during the second quarter of 2023 based on data from Kpler. This was an increase of 1.8 mb/d year-on-year, or approximately 13%, reflecting the strong recovery in Chinese and Indian oil demand over the past 12 months. With Middle East exports being constrained by OPEC+ supply cuts, an increasing proportion of Asian imports were sourced from the Atlantic basin during the second quarter of 2023, which led to an increase in tanker tonne-mile demand.

The mid-size tanker market continues to benefit from longer voyage distances as a result of changing trade patterns following Russia’s invasion of Ukraine in early 2022. During the second quarter of 2023, approximately 90% of all Russian crude oil exports were shipped to India and China, creating significant tonne-mile demand for mid-sized tankers given that VLCCs cannot load directly from Russian ports. Furthermore, Russian crude oil exports increased during the second quarter of 2023, peaking at a three-year-high of 3.9 mb/d in May. While Teekay Tankers does not transport Russian oil, these changes have benefited the wider tanker market by increasing overall tonne-mile demand. Mid-size tanker rates also found support during the second quarter of 2023 from high export levels from other key load regions, such as the United States, where crude oil exports remained at a record-high of over 4 mb/d for three consecutive quarters.

Looking ahead, the International Energy Agency (or IEA) expects global oil demand to increase during the second half of 2023 due to expected robust demand from non-OECD countries, particularly in China where transportation fuel demand is recovering strongly following the lifting of COVID-19 related restrictions, which is more than offsetting weaker growth in OECD countries. For 2023 as a whole, the IEA expects global oil demand growth of 2.2 mb/d to a record-high of 102.1 mb/d, and for 2024, it expects a further 1.1 mb/d of oil demand growth to 103.2 mb/d.

The OPEC+ group continues to take action to restrict oil supply in a bid to support oil prices, with Saudi Arabia announcing a supply cut of 1 mb/d for July and August 2023, with the option to extend, while Russia has pledged to reduce oil exports by 0.5 mb/d from August 2023 onwards. This could lead to a reduction in seaborne crude oil volumes in the near-term, which would be negative for crude tanker demand during the third quarter of 2023. However, the impact of these cuts could be offset by an increase in long-haul movements of Atlantic basin oil to Asia should

Chinese and Indian oil demand remain strong. In addition, constrained supply in the near term is expected to lead to a drawdown in global oil inventories during the second half of the year, which should give support to oil prices and may lead to a relaxation of OPEC+ supply cuts later in the year.

Fleet supply fundamentals continue to be very positive with the global tanker orderbook remaining close to historic lows at around 5% of the existing tanker fleet. Just over 13 million deadweight tonnes (or mdwt) of tanker orders have been placed to date in 2023, which on an annualized basis is in line with the 10-year average level of around 27 mdwt. Furthermore, the tanker orderbook is still relatively small compared to the fleet of older vessels which may face phase-out in the next few years, meaning that fleet growth should remain low over the medium-term. With shipyard capacity now largely sold out for 2025 deliveries, low fleet growth over the next 2 to 3 years is highly probable, with approximately 2% fleet growth expected in 2023 and negligible levels of fleet growth in both 2024 and 2025.

In summary, the tanker market remains very firm, underpinned by strong supply and demand fundamentals which Teekay Tankers believes are durable in nature. Spot tanker rates have remained strong at the start of the third quarter of 2023, although they have moderated relative to the very high rates seen in the first half of the year, due to normal seasonal factors. Teekay Tankers believes that the tanker market will be very firm again this winter with continued market strength over the next 2 to 3 years due to supportive fleet supply fundamentals.

Teekay Parent

The Marine Services and Other segment primarily relates to Teekay Parent's marine services business in Australia, Teekay Parent's remaining activities in relation to its three formerly owned floating production storage and offloading (or FPSOs), transitional corporate services provided to Seapeak, marine services provided to Altera Infrastructure L.P., and Teekay Parent's corporate general and administrative expenses.

Teekay Parent delivered its last 100%-owned FPSO unit, the Petrojarl Foinaven, to a European-based shipyard for green recycling in October 2022. On July 1, 2022, Teekay Parent completed the sale of the Sevan Hummingbird FPSO unit to a third party.

Operating Results – Teekay Parent

The following tables compare Teekay Parent’s operating results, and the number of calendar-ship-days for its vessels for the three and six months ended June 30, 2023 and 2022:

	Marine Services and Other		Marine Services and Other
(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months ended		Six Months ended
	June 30,		June 30,
	2023	2022	2023	2022
Revenues	24,754	38,397	48,798	77,099
Vessel operating expenses	(22,292)	(41,013)	(45,032)	(73,953)
General and administrative expenses (1)	(4,308)	(3,123)	(7,255)	(9,086)
Restructuring charges	(58)	(1,547)	(429)	(6,144)
Loss from vessel operations	(1,904)	(7,286)	(3,918)	(12,084)

Calendar-ship-days - FPSO Units	—	362	—	362

(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to Teekay Parent based on estimated use of corporate resources.

Losses from vessel operations for Teekay Parent’s Marine Services and Other segment were $1.9 million and $3.9 million for the three and six months ended June 30, 2023, respectively, compared to losses from vessel operations of $7.3 million and $12.1 million for the same periods in the prior year. The decreases in losses were primarily due to:

•decreases in losses from vessel operations of $4.3 million and $2.6 million for the three and six months ended June 30, 2023, respectively, compared to the same periods in the prior year due to decommissioning activities and restructuring costs in 2022 related to Sevan Hummingbird FPSO, partially offset by a decrease in revenue due to the FPSO unit ceasing operations on March 31, 2022;

•decreases in losses from vessel operations of $0.8 million and $4.9 million for the three and six months ended June 30, 2023, respectively, compared to the same periods in prior year, as a result of the sale of the Teekay Gas Business on January 13, 2022, which included a decrease in general and administrative expenses and restructuring charges; and

•decreases of $0.3 million and $1.2 million in losses from vessel operations for the three and six months ended June 30, 2023, respectively, compared to the same periods in the prior year primarily due to decommissioning activities for the Petrojarl Banff FPSO unit in 2022.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for the three and six months ended June 30, 2023 and 2022:

(in thousands of U.S. Dollars)	Three Months ended		Six Months ended
	June 30,		June 30,
	2023	2022	2023	2022
Interest expense	(5,956)	(9,413)	(17,333)	(19,415)
Interest income	4,766	723	10,354	1,020
Realized and unrealized gains on non-designated derivative instruments	547	571	449	2,538
Loss on bond repurchases	—	(198)	—	(12,608)
Other - net	(645)	(51)	(3,211)	(334)
Income tax (expense) recovery	(9,091)	585	(11,692)	1,221

Interest expense. Interest expense decreased to $6.0 million and $17.3 million for the three and six months ended June 30, 2023, respectively, compared to $9.4 million and $19.4 million for the same periods in the prior year primarily due to:

•decreases of $3.0 million and $0.1 million for the three and six months ended June 30, 2023, respectively, relating to Teekay Tankers. The decrease for the three months ended June 30, 2023 was primarily due to the repurchase of nine Aframax / LR2 tankers and six Suezmax tankers during the first half of 2023 from their respective sale-leaseback arrangements, as well as the repayment in full of Teekay Tankers' previous term loan during the second half of 2022, partially offset by a higher average London Interbank Offered Rate (or LIBOR) in 2023; and

•decreases of $0.4 million and $2.0 million for the three and six months ended June 30, 2023, respectively, relating to Teekay Parent, primarily due to the repurchase of and the redemption in full of Teekay's 5% Convertible Senior Notes (or Convertible Notes) during 2022 and January 2023, respectively, and due to the redemption in full of Teekay's 9.25% senior secured notes (or the 2022 Notes) in January 2022 (see "Item 1 – Financial Statements: Note 6 – Long-Term Debt" for further details).

Interest income. Interest income increased to $4.8 million and $10.4 million for the three and six months ended June 30, 2023, respectively, compared to $0.7 million and $1.0 million for the same periods in the prior year. The increases were primarily due to higher bank deposit rates and higher interest bearing deposit balances.

Realized and unrealized (losses) gains on derivative instruments. In March 2020, Teekay Tankers entered into an interest rate swap agreement with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which was scheduled to mature in December 2024. Teekay Tankers terminated the interest rate swap agreement in June 2023, realizing a gain of $3.2 million on termination.

Teekay Tankers recognized unrealized losses of $3.1 million and $3.7 million for the three and six months ended June 30, 2023, respectively, compared to unrealized gains of $0.5 million and $2.3 million for the same periods in the prior year under the interest rate swap agreement.

From time to time, Teekay Tankers uses forward freight agreements (or FFAs) to increase or decrease its exposure to spot tanker rates, within defined limits. Teekay Tankers realized gains of $0.3 million and $0.3 million for the three and six months ended June 30, 2022, respectively, as well as unrealized gains of $0.1 million and $0.3 million for the three and six months ended June 30, 2022, respectively, under the FFAs.

Teekay Parent recognized no gains or losses from foreign currency forward contracts for the three and six months ended June 30, 2023, respectively, compared to realized losses of $0.3 million and $0.4 million for the same periods in the prior year.

Loss on bond repurchases. Losses on bond repurchases of $0.2 million and $12.6 million for the three and six months ended June 30, 2022, respectively, related to the redemption in full of Teekay Parent's 2022 Notes in January 2022 and the repurchase of a majority of Teekay Parent's Convertible Notes (see "Item 1 – Financial Statements: Note 6 – Long-Term Debt" for further details).

Other - net. Other expense increased to $0.6 million and $3.2 million for the three and six months ended June 30, 2023, respectively, compared to $0.1 million and $0.3 million for the same periods in the prior year. The increases were due to premiums paid by Teekay Tankers in relation to the repurchase of 15 tankers previously under sale-leaseback arrangements, and due to non-cash costs relating to the sale of pension-related assets and obligations during the three months ended June 30, 2023; partially offset by a decrease in the asset retirement obligation (or ARO) liability related to the Petrojarl Foinaven FPSO unit recognized during the three months ended June 30, 2023 compared to an increase recorded during the same period in the prior year.

Income tax (expense) recovery. Income tax expense was $9.1 million and $11.7 million for the three and six months ended June 30, 2023, respectively, compared to income tax recoveries of $0.6 million and $1.2 million for the same periods in the prior year. The changes were primarily due to lower recoveries related to the expiry of the statute of limitations in certain jurisdictions, as well as changes in vessel trading activities and higher gross revenues during the three and six months ended June 30, 2023.

Other Operating Results - Teekay Gas Business

As previously discussed in the "Overview" section above, Teekay sold its interest in the Teekay Gas Business effective January 13, 2022.
The following table compares the Teekay Gas Business’ operating results for the three and six months ended June 30, 2023 and 2022:

(in thousands of U.S. Dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022 (1)	2023	2022 (1)
Revenues	—	—	—	25,083
Voyage expenses	—	—	—	(853)
Vessel operating expenses	—	—	—	(5,937)
Time-charter hire expenses	—	—	—	(845)
Depreciation and amortization	—	—	—	—
General and administrative expenses (2)	—	—	—	(781)
Income from vessel operations	—	—	—	16,667
Interest expense	—	—	—	(4,287)
Interest income	—	—	—	188
Realized and unrealized gains on derivative instruments	—	—	—	3,675
Equity income	—	—	—	17,881
Foreign exchange gain	—	—	—	4,286
Other income	—	—	—	9
Loss on deconsolidation of the Teekay Gas Business	—	—	—	(58,684)
Loss from discontinued operations before income taxes	—	—	—	(20,265)
Income tax expense	—	—	—	(11)
Loss from discontinued operations	—	—	—	(20,276)

(1)On January 13, 2022, we deconsolidated the Teekay Gas Business. Figures represent the Teekay Gas Business's results for the period from January 1, 2022, to January 13, 2022.

(2)General and administrative costs for the Teekay Gas Business discontinued operations do not include allocations of costs from shared corporate units. As a result, the general and administrative expenses of the Teekay Gas Business discontinued operations do not represent a fully-built-up cost, but rather only the direct costs incurred by Teekay LNG Partners (now known as Seapeak LLC) and the costs associated with functions that are fully-dedicated to providing services to Teekay LNG Partners and certain of its joint ventures. As such, Teekay LNG Partners' share of the costs incurred by the corporate units in Teekay is not included in the discontinued operations results.

During the six months ended June 30, 2022, the Company recorded a loss from discontinued operations as a result of the sale of the Teekay Gas Business on January 13, 2022, with no corresponding loss during the current period. The loss from discontinued operations in 2022 was comprised of a loss on deconsolidation, partially offset by 13 days of operational results from the Teekay Gas Business. Included in the net (income) loss attributable to non-controlling interests, discontinued operations on the consolidated statements of income (loss) was $84.8 million of Deferred Dropdown Gains as defined and described in "Item 1 - Financial Statements: Note 18 – Deconsolidation of Teekay Gas Business and Discontinued Operations". Together the Deferred Dropdown Gains and the loss on deconsolidation of $58.7 million, resulted in a net gain of $26.2 million that was recognized in the net income attributable to our shareholders on sale of the Teekay Gas Business.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Capital

Teekay Parent

Teekay Parent primarily generates cash flows from managing vessels for the Australian government, providing management services to Teekay Tankers and certain third parties, from dividends received from Teekay Tankers and from interest income related to our short-term investments and cash and cash equivalent balances. Teekay Parent's other potential sources of funds are borrowings under credit facilities and proceeds from issuances of debt or equity securities. As at June 30, 2023, Teekay Parent had no remaining debt securities outstanding, which is described in "Item 1 – Financial Statements: Note 6 – Long-Term Debt".

Teekay Parent's primary uses of cash include the payment of operating expenses, funding general and administrative expenses and other working capital requirements, and the payment of remaining recycling costs associated with the Petrojarl Foinaven FPSO unit, which was disposed of in 2022. As at June 30, 2023, Teekay Parent had $272.4 million in cash, cash equivalents and short-term investments, which are comprised of bank deposits and short-term debt securities issued by the United States government.

In August 2022, Teekay announced that its Board of Directors had authorized the repurchase of up to $30 million of common shares in the open market and other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized two additional share repurchase programs in March 2023 and June 2023 for the repurchase of up to an additional $30 million and $25 million, respectively, of common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC.

During the six months ended June 30, 2023, Teekay Parent repurchased approximately 7.7 million common shares for $43.2 million, or an average of $5.61 per share, pursuant to such authorization. As at June 30, 2023, the total remaining share repurchase authorization was $26.7 million.

Teekay Tankers

Teekay Tankers generates cash flows primarily from chartering out its vessels. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the year ended December 31, 2022, when global oil trade routes and tonne-mile demand were impacted by Russia's invasion of Ukraine, which commenced in late February 2022.

While exposure to the volatile spot market is the largest potential cause for changes in Teekay Tankers' net operating cash flow from period to period, variability in its net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Teekay Tankers' other primary sources of cash are long-term bank borrowings and other debt, lease or equity financings, and to a lesser extent, the proceeds from the sales of its older vessels.

Teekay Tankers' obligations related to finance leases are described in "Item 1 - Financial Statements: Note 7 – Leases", its 2023 Revolver is described in "Item 1 - Financial Statements: Note 6 – Long-Term Debt" and its working capital loan is described in "Item 1 - Financial Statements: Note 5 – Short-Term Debt" of this report. Teekay Tankers' working capital loan requires it to maintain a minimum threshold of paid-in capital contribution and retained distributions of participants in the revenue sharing agreements. Its 2023 Revolver contains covenants and other restrictions that Teekay Tankers believes are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Teekay Tankers' 2023 Revolver and obligations related to finance leases require it to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 - Financial Statements: Note 6 – Long-Term Debt" and in "Item 1 - Financial Statements: Note 7 – Leases" of this report. If Teekay Tankers does not meet these financial or other covenants, the lender may declare Teekay Tankers' obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect its short-term liquidity requirements. As at June 30, 2023, Teekay Tankers was in compliance with all covenants under its revolving credit facilities, working capital loan and obligations related to finance leases.

Teekay Tankers' 2023 Revolver, working capital loan and obligations related to certain finance leases require it to make interest payments based on SOFR plus a margin. Significant increases in interest rates could adversely affect Teekay Tankers' results of operations and its ability to service its debt. From time to time, Teekay Tankers uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. Teekay Tankers' current interest rate swap position is described in further detail in "Item 1 - Financial Statements: Note 8 – Derivative Instruments and Hedging Activities" of this report.

Teekay Tankers' primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to its vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of its obligations related to finance leases, funding its other working capital requirements, dividend payments on Teekay Tankers' common shares, repurchase of shares under its share repurchase program as well as providing funding to its equity-accounted joint venture from time to time. In addition, Teekay Tankers may use cash to acquire new or second-hand vessels to renew its fleet or to grow the size of its fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of its existing fleet, the commercial outlook for its vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.

Cash Flows

The following table summarizes our consolidated cash flows for the periods presented:

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2023	2022
Net operating cash flows - continuing operations	359,725	(39,954)
Net operating cash flows - discontinued operations	—	26,866
Net financing cash flows - continuing operations	(433,724)	(372,074)
Net investing cash flows - continuing operations	72,888	268,895

Operating Cash Flows - continuing operations

Our consolidated net cash flow from operating activities - continuing operations fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Teekay Tankers' exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.

Consolidated net operating cash flow increased to $359.7 million for the six months ended June 30, 2023, from ($40.0) million for the six months ended June 30, 2022. This increase to operating cash flows was primarily due to a $325.0 million increase in income from operations (before depreciation and amortization and write-down of assets), a $15.6 million decrease in net interest expense and a $58.2 million decrease in cash outflows related to changes in net working capital compared to the same period in 2022. For a further discussion of changes in income from operations from our businesses, please read “Item 2 - Recent Developments and Results of Operations”.

Financing Cash Flows - continuing operations

We use our credit facilities to partially finance capital expenditures. We actively manage the maturity profile of our outstanding financing arrangements. Our net proceeds and prepayments of long-term debt were $nil in the six months ended June 30, 2023, compared to prepayments of $569.2 million in the same period in the prior year, primarily due to the redemption of the 2022 Notes, the repurchase of the majority of the Convertible Notes and a prepayment on Teekay Tankers' revolving credit facility during the six months ended June 30, 2022. In addition, scheduled debt repayments decreased by $32.9 million in the six months ended June 30, 2023, compared to the same period last year.

During the six months ended June 30, 2023, Teekay Tankers incurred issuance costs of $4.5 million related to long-term debt.

During the six months ended June 30, 2023, Teekay Tankers made prepayments of $307.0 million on its finance lease obligations, compared to $288.1 million in proceeds received from sale-leaseback transactions, in the same period last year.

During the six months ended June 30, 2023, there was a net drawdown and a repayment of $nil on Teekay Tankers' working capital facility, compared to a net repayment of $10.0 million in the same period last year.

During the six months ended June 30, 2023, Teekay Parent purchased an additional 132,479 (June 30, 2022 - 0.5 million) of Teekay Tankers Class A common shares through open market purchases for $4.8 million (June 30, 2022 - $5.3 million) at an average price of $35.95 (June 30, 2022 - $10.82) per share.

During the six months ended June 30, 2023, Teekay repurchased approximately 7.7 million shares of its common stock for $43.2 million, or an average price of $5.61 per share.

During the six months ended June 30, 2023, Teekay Tankers paid dividends to non-controlling interests of $30.4 million.

Investing Cash Flows - continuing operations

During the six months ended June 30, 2023, we reduced our short-term investments by $73.7 million, Teekay Tankers received repayments of $1.9 million from its equity-accounted joint venture and Teekay Tankers incurred capital expenditures for vessels and equipment of $2.7 million.

During the six months ended June 30, 2022, we received net proceeds of $454.8 million ($641 million gross proceeds, net of cash balances sold of $178.0 million and other working capital adjustments) from the sale of the Teekay Gas Business and Teekay Tankers received proceeds of $44.5 million from the sale of one Suezmax and two Aframax/LR2 tankers. In addition, Teekay Parent purchased $220.0 million of short-term investments, Teekay Tankers incurred capital expenditures for vessels and equipment of $7.4 million and Teekay Tankers provided an advance of $3.0 million to its equity-accounted joint venture.

Operating Cash Flows - discontinued operations

There were no cash flows from discontinued operations in the six months ended June 30, 2023, as the sale of the Teekay Gas Business completed on January 13, 2022.

Liquidity

We separately manage the liquidity for Teekay Parent and Teekay Tankers. As such, the discussion of liquidity that follows is broken down into these two groups. The primary objective of Teekay Parent and Teekay Tankers' cash management policies are to preserve capital, ensure cash investments can be sold readily and efficiently and ensure an appropriate return.

Teekay Parent

Teekay Parent’s primary sources of liquidity are its existing cash and cash equivalents, short-term investments, cash flows provided by operations and cash dividends paid by Teekay Tankers on its outstanding Class A and B common shares. Teekay Parent's cash management policies have a primary objective of preserving capital as well as ensuring cash investments can be sold readily and efficiently. A further objective is ensuring an appropriate return.

Teekay Parent’s total liquidity, including cash, cash equivalents and short-term investments was $272.4 million as at June 30, 2023, compared to $339.9 million as at December 31, 2022. This decrease was primarily the result of the repurchase of 7.7 million common shares under the Company's share repurchase program for $43.2 million during the six months ended June 30, 2023, the redemption in full of the Convertible Notes for total consideration of $21.2 million in January 2023 and the timing of cash used in operating activities.

In December 2020, Teekay Parent implemented a continuous offering program (or COP) under which Teekay Parent may issue shares of its common stock, at market prices up to a maximum aggregate amount of $65.0 million. As of the date of this report, no shares of common stock have been issued under the COP and our assessment of liquidity for the 12-month period following the date of this report, assumes no shares of common stock will be issued. To the extent that Teekay Parent does receive any proceeds from the issuance of its common stock under the COP or otherwise, this will further increase Teekay Parent’s available liquidity.

The following table summarizes Teekay Parent’s contractual obligations as at June 30, 2023, that relate to the 12-month period following such date and those in subsequent periods. For at least the one-year period following the date of this report, we expect that Teekay Parent's existing liquidity, combined with the cash flow from operations, will be sufficient to meet our cash requirements.

		12 Months Following June 30, 2023	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2024	2025	2026	2027	2027
U.S. Dollar Denominated Obligations
Asset retirement obligations (1)	7.5	7.5	—	—	—	—	—
Total	7.5	7.5	—	—	—	—	—

(1)Teekay Parent recognized an ARO relating to the recycling of the Petrojarl Foinaven FPSO unit. In August 2022, at the end of the bareboat charter, Teekay Parent received $11.6 million from the charterer, which Teekay Parent expects will cover all of the cost of green recycling the FPSO unit.

Teekay Tankers

Teekay Tankers' primary sources of liquidity are cash and cash equivalents, net operating cash flow, its undrawn credit facilities, and capital raised through financing transactions. Teekay Tankers' cash management policies have a primary objective of preserving capital as well as ensuring cash investments can be sold readily and efficiently. A further objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under Teekay Tankers' 2023 Revolver and working capital loan are described in "Item 1 - Financial Statements: Note 6 – Long-Term Debt" and in "Item 1 - Financial Statements: Note 5 – Short-Term Debt" of this report.

With a current focus on building net asset value through balance sheet delevering and reducing Teekay Tankers' cost of capital, dividend payments on its common shares are subject to the discretion of Teekay Tankers' Board of Directors. In May 2023, Teekay Tankers announced a capital allocation plan which continues to prioritize debt repayment and aims to provide sufficient capital for fleet renewal. As part of this plan, Teekay Tankers' Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding Class A and Class B common share. Pursuant to this dividend policy, Teekay Tankers' Board of Directors declared a regular cash dividend of $0.25 per common share commencing with the first quarter of 2023. In addition, Teekay Tankers' Board of Directors declared a special cash dividend of $1.00 per common share in May 2023 and also authorized a new share repurchase program for the repurchase of up to $100 million of its outstanding Class A common shares to be utilized at Teekay Tankers' discretion.

Teekay Tankers' total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, increased by $265.8 million during the six months ended June 30, 2023 from $343.0 million as at December 31, 2022 to $608.8 million as at June 30, 2023. The increase during the six months ended June 30, 2023 was primarily a result of the following events or changes during the first half of 2023: $370.2 million of net operating cash inflow during the first half of 2023; a $284.2 million increase in borrowing capacity from Teekay Tankers' new 2023 Revolver; $6.1 million of cash deposits that were released from restricted cash deposits relating to Teekay Tankers' FFAs and obligations related to finance leases and a $1.9 million partial loan repayment from Teekay Tankers' equity-accounted joint venture; partially offset by $307.1 million of payments for the repurchases of nine Aframax / LR2 tankers and six Suezmax tankers that were previously under sale-leaseback arrangements, $42.5 million of cash dividends paid on common shares, $21.7 million of scheduled repayments of obligations related to finance leases, $16.8 million decrease in the borrowing capacity of the 2020 Revolver (which facility was cancelled in July 2023), $4.5 million of debt issuance costs paid in connection with the set up of the 2023 Revolver and $2.7 million of expenditures for capital upgrades for vessels and equipment.

In July 2023, Teekay Tankers cancelled the 2020 Revolver, which was scheduled to mature in December 2024. Teekay Tankers' 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility at June 30, 2023. Teekay Tankers' ability to refinance its 2023 Revolver will depend upon, among other things, the estimated market value of its vessels, Teekay Tankers' financial condition, and the condition of credit markets at such time. In addition, as at June 30, 2023, Teekay Tankers did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 30% of Teekay Tankers' fleet is currently aged 15 years and older, and Teekay Tankers may need to begin the process of fleet renewal in the coming years. Teekay Tankers expects that any fleet renewal expenditures will be funded using undrawn revolving credit facilities, cash on hand and new financing arrangements, including bank borrowings, finance leases and potentially the issuance of debt and equity securities.

Teekay Tankers anticipates that its liquidity as at June 30, 2023, combined with cash it expects to generate during the 12 months following the date of this report, will be sufficient to meet its cash requirements for at least the one-year period following the date of this report.

The following table summarizes Teekay Tankers' contractual obligations as at June 30, 2023:

		12 Months Following June 30, 2023	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2024	2025	2026	2027	2027
U.S. Dollar-Denominated Obligations
Scheduled repayments of obligations related to finance leases (1)	209.9	28.9	14.5	28.9	28.9	28.9	79.8
Chartered-in vessels (operating leases) (2)	168.9	71.4	23.1	31.5	18.8	11.2	12.9
Total	378.8	100.3	37.6	60.4	47.7	40.1	92.7
(1)Excludes the effect of the repurchase option notices that Teekay Tankers provided in July 2023 to acquire four vessels pursuant to repurchase options under Teekay Tankers' sale-leaseback arrangements. described in "Item 1 - Financial Statements: Note 7 - Leases". The purchase and delivery of these vessels are expected to be completed in September 2023.
(2)Excludes payments required if Teekay Tankers exercises options to extend the terms of in-chartered leases signed as of June 30, 2023.

Other risks and uncertainties related to Teekay Tankers' liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 14 – Income Tax (Expense) Recovery" of this report, which could have a significant financial impact on Teekay Tankers' business, which it cannot predict with certainty at this time. In addition, as at June 30, 2023, Teekay Tankers' High-Q joint venture had a loan outstanding with a financial institution with a balance of $22.5 million, and Teekay Tankers guarantees 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on Teekay Tankers' business, which it cannot predict with certainty at this time. Such regulatory measures could increase Teekay Tankers' costs related to operating and maintaining its vessels and require Teekay Tankers to install new emission controls, acquire allowances or pay taxes related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the European Union Emissions Trading System (or EU ETS) as of January 1, 2024, will require Teekay Tankers to acquire allowances related to Teekay Tankers' greenhouse gas emissions, for which the impact on Teekay Tankers' business is not determinable with certainty at this time. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for Teekay Tankers' services.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments in an effort to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022. There have been no significant changes to these estimates and assumptions in the six months ended June 30, 2023.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and six months ended June 30, 2023, contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•forecasts of worldwide tanker fleet growth or contraction;
•estimated changes in global oil demand and supply;
•future tanker rates and OPEC+ oil production or oil supply cuts;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions and deliveries (including the exercise of repurchase options under Teekay Tankers' sale-leaseback arrangements), vessel refinancing, tanker contracts and potential fleet renewal;
•the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions, import restrictions and other related actions and the persistence of altered trade patterns;
•expected increases in availability under Teekay Tankers' 2023 Revolver;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay Tankers, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we and Teekay Tankers will have sufficient liquidity for at least the next 12 months;
•our business strategy and other plans and objectives for future operations, including our expectations regarding our ability to pursue future investments;
•our expectations regarding the anticipated cost to green recycle the Petrojarl Foinaven FPSO unit;
•our expectations regarding the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;
•Teekay Tankers’ dividend policy and the declaration or payment of any future dividends on our common shares, and its share repurchase program and any future repurchases completed pursuant to such program and Teekay's own share repurchase program; and
•expected interest payments on our contractual obligations and the impact on our payment obligations, if we exercise options to extend chartered-in leases.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil or petroleum products, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or deliveries or rates of vessel scrapping; non-OPEC+ and OPEC+ production and supply levels; higher than expected costs and/or delays associated with the recycling of the Petrojarl Foinaven FPSO; competitive factors in the markets in which we operate; whether Teekay Tankers' repurchases of vessels upon the exercise of repurchase options under sale-leaseback agreements close when expected, if at all; changes to any anticipated decommissioning costs or to any future recycling costs and obligations; loss of any customer, time charter or vessel; potential delays or cancellations of anticipated vessel deliveries; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; political, governmental and economic instability in the regions and markets in which we operate; the status of Russia's invasion of Ukraine and related sanctions import and other restrictions; the application of sanctions to us or any of our counterparties or joint venture parties; the impact of geopolitical tensions and changes in global economic conditions, including the potential effects of inflation; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; the outcome of discussions or legal action with third parties relating to existing or potential disputes or claims; potential inability to obtain charters; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; higher than expected operating expenses and/or drydocking expenditures; our levels of available cash and cash reserves and the declaration of any future dividends by Teekay Tankers’ Board of Directors; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities or refinance our vessels; conditions in the capital markets and lending markets; the availability of future growth opportunities and our potential inability to pursue such opportunities; and other factors discussed in our filings from time to time with the SEC, including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2023
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I – Item 1 – Financial Statements: Note 17b – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, and in Part II, “Item 1A – Risk Factors” in our Report on Form 6-K for the quarter ended March 31, 2023 (furnished to the SEC on May 12, 2023), which could materially affect our business, financial condition or results of operations, the price and value of our securities and Teekay Tankers' ability to pay dividends on its common shares.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
Not applicable.
Item 5 – Other Information
Our 2023 Annual General Meeting was held on June 6, 2023. The following persons were elected as Class III directors for a term of three years by the votes set forth opposite their names:

Terms expiring 2026	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Rudolph Krediet	63,648,853	610,650	N/A	N/A
Heidi Locke Simon	56,021,972	8,237,531	N/A	N/A
The appointment by the Board of Directors of KPMG LLP, as the independent auditors of the Company for the fiscal year ending December 31, 2023, was also ratified by the shareholders by the following votes:
Votes For: 64,160,225        Votes Against: 66,702        Votes Withheld or Abstentions: 32,576
Item 6 – Exhibits
None.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-251793) FILED WITH THE SEC ON DECEMBER 29, 2020; and
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-265915) FILED WITH THE SEC ON JUNE 30, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 4, 2023	By:	/s/ Brody Speers
Brody Speers Vice President, Finance & Treasurer (Principal Financial and Accounting Officer)